

July 1, 2013

<u>Via E-mail</u>
Karl W. Mueller
Senior Vice President, Chief Financial Officer, and
Principal Accounting Officer
Old Republic International Corporation
307 North Michigan Avenue
Chicago, IL 60601

    **Re:    Old Republic International Corporation**
           **Form 10-K for the Fiscal Year Ended December 31, 2012**
           **Filed March 1, 2013**
           **File No. 001-10607**

Dear Mr. Mueller:

      We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management Analysis of Financial Position and Results of Operations</u>
<u>Executive Summary, page 32</u>

1.  You use the non-Gaap measure, Net Operating Income (Loss), which was a loss of $99.7 million in 2012.  Please provide us proposed disclosure to be included in future filings that reconciles this non-Gaap measure to the most directly comparable Gaap measure as required by Regulation S-K 10(e).  The tabular disclosure on page 34 showing the composition of realized gains or losses does not appear to meet this requirement.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
(s) Regulatory Matters, page 87

2.  Please provide us proposed disclosure to be included in future filings that states the amount of statutory capital and surplus necessary to satisfy regulatory requirements, if significant in relation to the entity's statutory capital and surplus, or state that such amount is not significant.  Refer to ASC 944-505-1b.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant